HASCO Medical, Inc.

141 West 1-65

Service Road South

Mobile, AL 36693

Via EDGAR and FedEx

Ms. Tia Jenkins

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:

HASCO Medical, Inc.

Form l0-K for Fiscal Year Ended December 31, 2009

Filed on March 31, 2010

Form l0-Q for Fiscal Quarter Ended March 31, 2010

Filed on May 14, 2010

Form 8-K

Filed on May 19, 2009

File No. 000-52422

Dear Ms. Jenkins:

We are in receipt of your comment letter dated September 17, 2010 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For convenience, the matters are listed below, followed by the Company’s responses:

Consolidated Statement of Changes in Shareholders' equity, page F-5

1. Please refer to your response to comment four in our letter dated July 14, 2010. Since Hasco Holdings LLC was your parent at the time of the debt forgiveness, any resulting "gain" on the transaction should be accounted for as a capital contribution. Please revise the financial statements or tell us why you believe no revision is required.

RESPONSE: The Company acknowledges staff’s comment regarding the transaction that should have been accounted for as a capital contribution. Accordingly, we performed a SAB 99 analysis in connection with this transaction in the amount of $8,750 and concluded that the adjustment necessary to correct the error is not quantitatively and qualitatively material to our consolidated financial statements. Therefore, we concluded that it was acceptable not to revise the consolidated financial statements. We have discussed the adjustment with our registered accounting firm, Sherb & Co., LLP, of which concurred with our conclusion.

2. We note your response to comment five in our letter dated July 14, 2010. The $3,525,814 of common stock and $3,200,000 of treasury stock used by you to calculate $325,814 reclassified from retained earnings are both shown in the statement of equity for Southern Medical & Mobility, Inc. (SMM) as of December 31, 2008, not 2007. Further, the termination of S Corp status occurred before the reverse merger and is reflected in SMM's financial statements for periods preceding the reverse merger. Please provide us with a calculation that determines the undistributed earnings after reducing retained earnings by the $898,729 dividend payment at the date your tax status actually changed, not year-end. If the amount that was reclassified is different from this amount please provide an explanation for any differences.

RESPONSE: The Company acknowledges staff’s comment regarding comment five in our letter dated July 14, 2010.  Below is the calculation that determines the undistributed earnings after reducing the dividend payment at the date our tax status changed on June 2, 2008.

Beginning Retained Earnings at 12/31/07	$1,022,542
Dividend paid in cash from January 1, 2008 to June 2, 2008	(898,729)
42% of Income before taxes for the year ended 12/31/08 *	202,001

Reclass of S-Corp Retained Earnings during fiscal year 2008	$325,814

*  For the period from January 1, 2008 to June 2, 2008, the Company was taxed as an S Corporation. Accordingly, the Company allocated 42% (five out of twelve months) of the annual income before taxes to the S-Corporation period.

3. We note your response to comment seven in our letter dated July 14, 2010. It appears that the entries to adjust the equity accounts may not be correct. For example, we do not see where you eliminated the common stock and treasury stock accounts of SMM and the accumulated deficit of BBC Graphics against Additional Paid-in Capital (APIC). Further, you have accounted for the "issuance" of the previously outstanding shares of BBC Graphics as an adjustment to Retained Earnings. Please explain to us your accounting in this regard.

RESPONSE: The Company acknowledges staff’s comment regarding our entries to adjust the equity accounts. We did not eliminate the accumulated deficit of BBC Graphics against Additional Paid-in Capital (APIC) and have accounted for the issuance of previously outstanding shares of BBC Graphics as an adjustment to Retained Earnings because it would result to a substantial negative APIC balance. Further, due to the recapitalization of the Company pursuant to the reverse merger, the common stock and treasury stock accounts of SMM were eliminated in 2008.

4. Please note that immediately post-reverse merger, the equity balances should consist of the accounting acquirer's retained earnings and the combined total par value of the legal acquirer's outstanding common stock before the merger plus the par value of the stock issued by the legal acquirer as consideration or the merger. APIC is presented net of all of the adjustments and eliminations of the recapitalization. Please revise as necessary.

RESPONSE: The Company acknowledges staff’s comment regarding the equity balances post-reverse merger. We acknowledge that the equity balances should consist of the accounting acquirer's retained earnings and the combined total par value of the legal acquirer's outstanding common stock before the merger plus the par value of the stock issued by the legal acquirer as consideration or the merger. We have not accounted for the adjustments of the recapitalization to APIC because it would result to a substantial negative APIC balance as discussed above.

5. In the first journal entry in your response to comment seven, you state you were not assuming certain related party liabilities in the amount of $323,704 and were forgiving the amounts owed. Please tell us why the journal entry credits or increases this liability if you are extinguishing the liability.

RESPONSE: We indicated in our first journal entry in our response to comment seven a credit amount of $323,704 which reflects debt owed to shell shareholders and therefore an increase in liability. We were not assuming certain related party liabilities in the amount of $140,000 which was indicated in our second entry and not the amount of $323,704.

6. We note your response to comment thirteen in our letter dated July 14, 2010. SAB Topic 5.J. states that a purchase transaction that results in an entity becoming substantially wholly owned establishes a new basis of accounting for the purchased assets or liabilities that must be reflected in the stand-alone financial statements of the purchased entity, Accordingly, Mr. Compton's purchase of 100% of the outstanding stock of Southern Medical and Mobility for $3.2 million in cash and related transfer of that stock to Hasco Holdings, LLC, created a new basis for the assets and liabilities of that company that must be pushed down into its financial statements. Please revise the financial statements of Hasco Medical in both the 8-K and all post-merger Exchange Act filings to give effect to the change in basis of the acquired net assets as of the June 2008 acquisition date and also provide all disclosures required by SFAS 141. Please file an Item 4.02 Form 8-K as well.

RESPONSE:  HASCO relied on its interpretation of SAB 5.J. which states that the acquiring entity must be a Company, whereas the initial purchase of the outstanding common stock of Southern Medical & Mobility was made by Hal Compton, Sr., an individual. Ownership then subsequently transferred to Hasco Medical, LLC.  As a result, there was no event which required a new basis of accounting for the purchased assets and liabilities.

The purchase price exceeded the net book value of Southern Medical & Mobility at the time of the acquisition ($646,583) by $2,553,417.  Had the Company established a new basis for accounting for the purchased assets and liabilities, the excess purchase price would have been recorded as an intangible asset (goodwill) on the balance sheet.  This is due to the fact that the assets of Southern Medical & Mobility primarily consisted of inventory, fixed assets, and accounts receivable, assets whose value would not be materially written up as part of a purchase price allocation.

This goodwill amount would have been subject to impairment testing.  It was determined shortly after the acquisition that any goodwill that would have been recorded would not benefit future periods, and the proposed intangible asset would have been significantly impaired and therefore written off.

In our final assessment, we determined that it was not required to record a purchase price allocation upon the purchase of Southern Medical & Mobility by Hal Compton, Sr., which would have resulted in the recording of goodwill.  We also concluded that, had we recorded a purchase price allocation, the resulting goodwill would have been written off.  We believe that to restate the 8-K and all post-merger Exchange Act filings to give effect to the change in basis of the acquired net assets as of the June 2008 acquisition date and also provide all disclosures required by FASB ASC 805 creates an undue burden and expense on the Company, particularly in light of the net impact of the change in the accounting treatment.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Hal Compton, Jr.

Hal Compton, Jr.

Chief Executive Officer